Building wealth through developing and operating major copper & gold mines

President’s Message to Shareholders

A Year of Success
2010 was an outstanding year for Taseko in terms of financial and operational growth. Milestones for revenue and copper and molybdenum production were achieved, which have set the standard for the Company.

Financial Growth
In 2010, Taseko achieved record revenues and operating profit of $278 million and $125 million, respectively. This represents a 47% increase in revenues and a 160% increase in operating profit over 2009. Taseko also achieved record operating cash flows of almost $90 million.

Safety
We believe that sound safety and occupational health practices are in the best interest of our employees, our business, and our shareholders. It is the policy of Gibraltar Mines to provide and maintain safe and healthy working conditions and to establish operating practices which safeguard our employees and physical assets. In 2010, Gibraltar’s combined medical aid/ loss time ratio dropped nearly 16%, from 5.05 in 2009 to 4.26 in 2010.

Nothing is more important to the Company than the safety, health and well-being of our workers and their families. By enlisting the support of each member of the workforce we have developed departmental goals which are aimed at encouraging employees at all levels to take a leadership role in incident prevention.

All injuries and occupational illnesses are preventable, which is why we believe there is no job which is so urgent that we cannot take the time to do it safely. Investing in our employees and specifically their training gives each employee the confidence to be a leader in looking out not only for their own safety but the safety of their coworkers. Gibraltar is committed to operational practices that result in improved efficiencies, safety performance and occupational health.

Environment
Taseko has employed strict environmental policies and procedures, which we are dedicated to.

In 2010, resources were committed towards the development and implementation of an Environmental Management System (EMS) at Gibraltar. The EMS will ensure compliance, along with due diligence in all processes, thus avoiding environmental incidents.

Reclamation activities in 2010 included the planting of approximately 6300 trees, re-vegetating 20 hectares of disturbed mining area and 120 hectares of tailings beach.

Hazardous materials recycling programs were improved in 2010, including the disposal of used batteries, fluorescent light bulbs, and waste oils. Further initiatives to reduce and recycle materials will be realized in 2011 with the development of Gibraltar’s Waste Management Program.

Gibraltar
Production Growth
Copper production at Taseko’s 75% owned operation, Gibraltar, increased to 92.3 million pounds from the 70.3 million pounds achieved in 2009. While moderately higher mined grades and improved recovery helped production, the increase was primarily a result of the multi-phase expansion and modernization program that began at Gibraltar in 2008. Since initiating the program, $300 million has been invested in both mining equipment and concentrator upgrades. The final upgrade, to be commissioned, is the SAG mill direct feed system; once in service the, ramp up will continue until daily concentrator production rates of 55,000 tons per day are achieved.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Engineering on the Gibraltar Development Plan 3 (GDP3) has begun. GDP3 will include the construction of a 55,000 ton per day concentrator built alongside the existing 55,000 ton per day facility currently operating. The additional capacity provided by this new facility will increase Gibraltar's annual copper production by a further 60 million pounds to 180 million pounds or 90,000 t of contained copper metal, at life of mine average grade.

Capital costs for GDP3 are expected to be $235 million. Upgrades to the concentrator include a 34 foot 6500 hp SAG Mill, an 18 foot 6500 hp ball mill, and six 160 m3 rougher flotation cells. Additions to the mining fleet include ten 320 ton haul trucks and one new 100 t/ pass Bucyrus shovel.

Commissioning of the new concentrator is expected to begin in Q4 2012. When complete, Gibraltar is expected to process 85,000 tons per day of ore. This will result in a 70% increase to copper production from that achieved in 2010, with a corresponding 5% reduction in the cost per ton milled. As well, a new molybdenum plant will result in an improvement to molybdenum recovery, increasing molybdenum metal production by over two million pounds per year.

Reserve Growth
Gibraltar hosts large copper and molybdenum resources. The Company is currently conducting a drill program, to update the reserves and resources based on current long term metal consensus pricing. A significant conversion of Gibraltar’s 500 million tons of resources to reserves is anticipated, and by June the Company plans on releasing the 43-101 update.

Prosperity
Taseko’s wholly owned Prosperity Gold Copper Project, continues to hold exciting potential for the Company. Although we were all disappointed with the Federal Government’s announcement to not approve the project as proposed, management have been assured that the Government of Canada is not opposed to mining the Prosperity ore body. We are working hard to address those issues of concern and will move the project forward in the coming months.

On February 21st 2011, Taseko submitted a new Project Description for the Prosperity Project with the Canadian Environmental Assessment Agency (CEAA). The revised plan addresses the concerns identified during the federal review process. The proposal greatly reduces environmental impacts, preserves Fish Lake and its aquatics, and enables all mine operations and related components to be contained within one single watershed, a beneficial feature of the original design.

We expect the Environmental Assessment review to commence by mid-2011.

Aley
The Company has been actively working on its 100% owned Aley Niobium Project, located in northern British Columbia.

A drill program completed in the summer of 2010, found intersections of over 200 metres of high grade highly continuous and near surface niobium mineralization. The extensive body of niobium mineralization is wide open to expansion in all three directions and to depth.

The path forward for 2011 includes a comprehensive program, including extensive core drilling to delineate the deposit and collect preliminary geo-technical data for site design and metallurgical test work. Our goal is to have a feasibility study underway by the fourth quarter of the year.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Looking Ahead
As noted, the Company has multiple projects in the pipeline for 2011, these include GDP3, a reserve update at Gibraltar, advancing the Prosperity Environmental Review process, and continuing work at Aley, including a comprehensive drill program and the commencement of a feasibility study.

In closing I would like to thank all our employees as it is their hard work and commitment that has brought the Company to the enviable position we find ourselves today with a strong and liquid balance sheet, high quality projects that will provide future growth opportunities and a reserve and resource base that is second to none in the industry. Complementary with that we have the opportunity to work with the best suppliers in the world and local communities who understand the value we bring to their communities.

The Board and Management of your Company look forward to 2011 as we continue to grow the Company.

Kind regards,

Russell E. Hallbauer
President and Chief Executive Officer

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com